EPI.LOGIC, LLC

FINANCIAL STATEMENTS

COMPILATIONS REPORT

For the fiscal years ended December 31, 2020 and December 31, 2019

Peter Stellatos, Certified Public Accountant
65A & 67 Cuttermill Road, Great Neck, New York 11021
Tele: (718) 229-1004   Fax: (718) 228-5080

To the Board of Advisors of
Epi.Logic LLC
Brooklyn, New York

I have compiled the accompanying statement of financial position of Epi.Logic LLC. as of December 31, 2020 and 2019, and the related statements of activities and cash flows for the years then ended, which are presented only for supplementary analysis purposes, in accordance with statements on standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying financial statements and supplementary schedules and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially most of the disclosures required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Organization's financial position, statement of activities and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.

Petros Stellatos, CPA

September 16,2021 Petros Stellatos, CPA

EPI.LOGIC, LLC

TABLE OF CONTENTS

Epi.Logic LLC
Balance Sheet
As of December 31, 2020

	Dec 31, 20	Dec 31, 19
ASSETS		
Current Assets		
Checking/Savings		
Cash on Hand	0.00	2,298.66
Chase Checking	295,845.20	0.00
Total Checking/Savings	295,845.20	2,298.66
Total Current Assets	295,845.20	2,298.66
TOTAL ASSETS	**295,845.20**	**2,298.66**
LIABILITIES & EQUITY		
Equity		
Members Equity	232,773.60	45,000.00
Net Income	63,071.60	-42,701.34
Total Equity	295,845.20	2,298.66
TOTAL LIABILITIES & EQUITY	**295,845.20**	**2,298.66**

Epi.Logic LLC
Profit & Loss
January through December 2020

	Jan - Dec 20	Jan - Dec 19
Ordinary Income/Expense		
Income		
Glossier Award	30,000.00	0.00
Merchandise Sales	190,362.00	4,865.00
Sales Tax Paid	-3,123.61	0.00
Total Income	217,238.39	4,865.00
Cost of Goods Sold		
Lab Fees	10,000.00	0.00
Purchases	67,472.10	16,265.94
Website and Events	0.00	2,870.40
Total COGS	77,472.10	19,136.34
Gross Profit	139,766.29	-14,271.34
Expense		
Advertising and Promotion	702.00	1,500.00
Insurance Expense	1,976.00	0.00
Office Expenses		
Publications	179.00	0.00
Software Programs	155.00	0.00
Total Office Expenses	334.00	0.00
Office Supplies	7,496.90	0.00
Postage and Shipping	12,019.00	418.00
Professional Fees		
Consultant Firms	16,293.00	26,512.00
Legal and Attorney Fees	3,055.00	0.00
Media Trainer	1,925.00	0.00
Product Designer	32,650.79	0.00
Web Coder	143.00	0.00
Total Professional Fees	54,066.79	26,512.00
Trademark Expenses	100.00	0.00
Total Expense	76,694.69	28,430.00
Net Ordinary Income	63,071.60	-42,701.34
Net Income	**63,071.60**	**-42,701.34**

Epi.Logic LLC
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	63,071.60
Net cash provided by Operating Activities	63,071.60
FINANCING ACTIVITIES	
Members Equity	230,474.94
Net cash provided by Financing Activities	230,474.94
Net cash increase for period	293,546.54
Cash at beginning of period	2,298.66
Cash at end of period	**295,845.20**

Epi.Logic LLC
Statement of Members' Equity
As of December 31, 2020

	Chaneve Jeanniton Member Equity	Total Members' Equity
Members' equity, January 1, 2020	2,298.66	2,298.66
Members contribution (reduction)	230,474.94	230,474.94
Net Income	63,071.60	63,071.60
Less: Member withdrawals	-	-
Members' equity, December 31, 2020	295,845.20	295,845.20

NOTE 1   -   <u>NATURE OF ORGANIZATION</u>

Epi.Logic, LLC (The company) is a limited liability company organized under the laws of the State of New York. The company operates a skin care company from offices based in Brooklyn, New York. The company sells products as a retail location, as well as online.

NOTE 2   -   <u>SUMMARY OF SIGNIFICANT ACCOUNTANT POLICIES</u>

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

- <u>Cash and Cash Equivalents</u>

For the purpose of the statement of cash flows, Epi.Logic LLC, considers all highly liquid investments with a maturity date of three months of less to be cash equivalent.

- <u>Fiscal Year</u>

The company operates on a 52-week fiscal/calendar year ending on December 31.

- <u>Subsequent Events</u>

The Advisors have evaluated subsequent events through the date of this compilation report, which is the date the financial statements were available to be issued and determined nothing additional is requited to be recorded or disclosed.

- <u>Use of Estimates</u>

The preparation of the financial statements in conformity with the generally accepted accounting principles requires the Board to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results may differ from those estimates.

NOTE 3   -   <u>INCOME TAXES</u>

Under the Internal Revenue Code, Epi.Logic, LLC is taxed as a single member disregarded entity and thus is considered self-employed. Epi.Logic, LLC files under its sole member and all applicable income and expenses are reported under Schedule C of the IRS Form 1040. These forms are filed on a cash basis of accounting.

NOTE 4   -   MEMBER EQUITY AND DRAW

As the sole member of the company, the member may contribute and withdraw funds at their discretion. As a limited liability company, the member(s) is(are) not on payroll and do not receive compensation on a Form W-2 or 1099-NEC, rather distributions and/or guarantee payments are arranged at their discretion for compensation.